UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                      SEC FILE NUMBER: 0-50036
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(Check One): [   ] Form 10-K  [   ] Form 20-F  [   ]  Form 11-K  [X ] Form 10-Q
[  ] Form N-SAR [  ] Form N-CSR



For Period Ended:    March 31, 2004
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[  ] Transition Report on Form 10-K and Form 10-KSB
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q and Form 10-QSB
[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant                   Tricell, Inc.
Former Name if Applicable                 N/A

Address of Principal Executive Office:    39 Uttoxeter Road, Longton
                                          Stoke-on-Trent, ST3 1NT United Kingdom

PART II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[ ]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semiannual report, or transition report on Form 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or
            portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;
[ ]   (c)   The accountant's statement or other exhibit required by Rule 12b-25
            (c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10- QSB, N-SAR, N-CSR or portion thereof could not be filed within the prescribed time period

            The Company's independent accountant has not yet completed the accounting documentation required for the Form 10-Q.

PART IV - OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification.

            Andre Salt        President         011 44 1782 339 130
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            (Name)            (Title)            (Telephone Number)

        (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report
            (s) been filed? If the answer is no, identify report(s).

                                 (X) Yes ( ) No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                ( x ) Yes ( ) No

            If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            For the quarter ended March 31, 2004, as compared to the quarter ended March 31, 2003, revenue for the Company decreased significantly due to corporate restructuring, specifically including relocation of corporate offices and restructuring the subsidiary through which the Company's exports are effected. Also, revenue was effected during the first quarter of 2004 as the Company's cash available for purchase of materials was impaired while awaiting monthly return of VAT refund.


                                  Tricell, Inc.
                                  --------------
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     May 10, 2004                  By: /s/ Andre Salt
                                        -----------------------------
                                        Name:  Andre Salt
                                        Title: President








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